





The following is a confidential proposal for funding.

Executive Summary

- The company is seeking to raise $800,000 dollars in a round of financing for the purposes of launching the flagship location of FREEROLLS POKER CLUB in Houston, Texas.

Investment Terms:

- The seed round financing will be raised via a Convertible Debt Note that will carry a 8% annual Interest rate with underlying shares of stock convertible at $2.00 per share.

The Concept

Legal Poker Rooms Are Not New to Texas

- In 2015, Sam Von Kemmel, owner of the Texas Card House in Austin created a model by which Texans could legally play poker in a safe environment.

    - Article: http://austinot.com/texas-card-house-legal-poker-room-in-austin

- Since the opening of Texas Card House, there have been several other legal poker rooms to open in Texas including, Alamo Poker in San Antonio, Mint Poker and The Post Oak Poker Club in Houston, Poker Rooms of Texas in Plano and Tilt Poker Room in Flint.

- These rooms offer several different poker game and tournaments such as Texas Hold 'Em and Omaha.

The Law

What Does Texas Law Say About Gambling (Poker)?

Tex. Penal Code § 47.02. Gambling

(a) A person commits an offense if he:

(3) plays and bets for money or other thing of value at any game played with cards, dice, balls, or any other gambling device.

(b) It is a _defense to prosecution_ under this section that:

(1) the actor engaged in gambling <u>in a private place;</u>

(2) no person <u>received any economic benefit other than personal winnings; and</u>

(3) except for the advantage of skill or luck, <u>the risks of losing and the chances of winning were the same for all participants.</u>

The Law

The FreeRolls Poker Clubs

- **the actor engaged in gambling in a private place;**

  - FreeRolls Poker Clubs are 100% private, membership based.

- **no person received any economic benefit other than personal winnings; and**

  - The "house" makes no money from the playing of poker. In other words, the establishment, nor any third party can make money from the game play including dealer tips, food being paid for with money from the game or the house taking a percentage of money from each hand – often referred to as "the rake".

The Law

The FreeRolls Poker Clubs

- **the risks of losing and the chances of winning were the same for all participants.**

  - FreeRolls does not offer any tournament specials or extra chips or incentives to players.

Our Approach

What Will Make The FreeRolls Approach Different?

- FreeRolls Clubs will not charge any player any amount of money to participate in gaming activity in the club.

  - In the other poker rooms in Texas, the establishment makes money from the rental of seats at the poker table for a nominal ranging between $10 and $15 dollars per hour.

  - While the "seat rental" model may be legal, FreeRolls has established rules that no money is to be paid by any player once they enter the establishment to participate in gaming.

  - We are the only poker club that offers our players a "no-cost" solution to play a game they love to play.

The Dollars and Sense

How Does a FreeRolls Poker Club Make Money?

- There are three primary ways the establishment will generate income:

  - Player membership fees.

  - Advertising revenue.

  - Concessions and vending.

The Dollars and Sense

Membership Fees

- In order to stay in compliance with state law, any person over the age of 21 who wishes to play poker at a FreeRolls Poker Club must purchase a membership.

- The fee schedule is below:

Membership	Fee
Daily	$30
Monthly	$450/mo.
Lifetime	$1,500

The Dollars and Sense

Advertising Revenue

- One of the most exciting features of the FreeRolls Poker Clubs is the live online broadcasts of tournament and cash play games.

- By offering players the opportunity for their poker skills to be shown to a large online and local television audience, we have created a platform to draw local viewing audiences that our advertisers can promote their products and services to.

- Another extremely unique method of revenue creation we have created is our "in-table advertising platform" where advertisers can place an interactive ad in front of captive members at the poker tables.

- This method is how we eliminate any claim that we are charging for game play and it also allows us to monetize a table at a far greater value than if we were charging players a seat rental fee.

In-Table Advertising
How This Works

- Our exclusive "in-table" advertising portals will consist of 7-inch touch screen devices that will show a series of brief ads every 30 minutes while a new dealer is being moved into position at the table.

- These ads (ad units) will be no more than 15 – 45 seconds long and no more than 3 consecutive ads will be shown during each period.

- These ads will be interactive and require a simple "button push" interaction from the player before they can continue game play.

- Each table will have an advertising units inventory that can be purchased by an advertiser based on day parts and frequency.

In-Table Advertising
Pricing Model

- The core basis of our in-table ads will be established on a 2 table baseline meaning that even though the advertisements will play on all tables in the club the only ones the advertiser will actually pay for is 2.

- The reasoning behind this approach is that not all tables will be full for a full 8-hour period but an average of 2.5 tables will have players on any given day, so we discount the pricing down to 2 tables.

- The exposures/time of ad runs is calculated on an 8-hour day even though the club will be open for 12 hours during the week and 15 hours on Fridays and Saturdays. So under this approach, the advertiser will actually be paying for less hours than the ads will actually run.

- The advertiser would pay $25 per 15 second spot multiplied by the number of tables (2). Therefore they would pay $50 per hour on an 8-hour basis which would be $400 per day.

- We would recommend that an advertiser buy at least 2 days per week on a budget of $3,200 per month.

FreeRolls Poker Club

Advertiser Value

- Direct advertising to a captive, growing and engaged audience member who has an incentive to view and interact with the ad.

- Direct response advertising with immediate results and retention.

- Unique and non-saturated advertising medium/venue.

- Value added offers and customer loyalty incentives.

In-Table Advertising

Recurring Revenue

- The basis of FreeRolls Poker Club not charging for seats at a table and using advertising is to create a dynamic where the ads create the revenue stream.

- By relying on an advertising based model, we ensure the club potential for growth by offering the players the ability to play for free and we do not limit the earning potential of the tables by setting a price for seat rental.

- With advertisers paying for the exposure to the players – as more players attend, more tables will be in play and the ad rates can increase as we begin to charge for more "in-play" cash tables on which the advertiser can get "guaranteed exposure".

FreeRolls Poker Club

Summary

- Our clubs are the ONLY NO COST, NO RAKE, 100% legal poker rooms in the State of Texas.

- All of our tournaments are freerolls (no cost to enter) tourneys. The range of our freerolls tounaments will be $1,000 up to $25,000.

- All daily tourneys will start at 7:15 pm every weeknight. Saturday and Sunday tourneys will start at 1pm.

- All players must be club members. We are not open to the public.

- FreeRolls will have no game or seat related charges for customers to pay.

- All major events will be broadcast live on freerollspoker.tv and also we will run edited versions of events on local television.

- FreeRolls Poker clubs will maintain the highest standards for play and conduct.

FreeRolls Poker Club

The Flagship Location

- Our flagship club will be located in the Royal Oaks Country Club area in a 10,000 square foot facility.

- In addition to our main broadcast-ready RFID table, we will have 19 other game tables.

- The club is surrounding by several major shopping and food chains such as HEB, Buffalo Wild Wings, Trader Joe's, PF Chang's, Walmart and Starbucks.

- The club is also directly adjacent to the Royal Oaks subdivision which is less than one mile from the Royal Oaks Country Club.

- The parking lot is extremely well lit and the club will have armed security on hand at all times plus car side pick up and drop off available for anyone needing assistance.

- The club will also offer valet parking on Fridays and Saturdays.

FreeRolls Poker Club

Marketing

- Our primary source of marketing and promotion will be word of mouth and customer retention.

- For the Grand Opening, we will have a $25,000 freeroll tourney that will draw players from all over the city.

- Secondary marketing will be a series of TV and radio ads to promote the club but those will only run for the first 30 days.

- After 30 days the club will run maintenance adds on TV and radio.

- We will heavily market freerollspoker.tv online via targeted and retargeted social media and search ads.

- On special occasions we will bring in major poker stars for signings and appearances.

FreeRolls Poker Club

The Market

- In the US, the poker market is vast and becoming more and more popular every year. The attendance at the 2017 WSOP event was the largest ever and as new WSOP events are spreading across the country, the opportunities for legal poker rooms are expanding.

- According to a 2011 report The Market for Online Poker, there are over 1.4 million poker players in the US which represents roughly 26.02% of cash players across the world.

- While there are no specific research number on poker players in Texas the number of illegal poker rooms is believed to be in the several hundreds.

- Many people want to play poker but do not because of an unwillingness to attend non-legal poker games. If there is a legal alternative, they will most likely play.

FreeRolls Poker Club

Our Competition

- At current our only competitors are Mint Poker Clubs which is over 30 miles from our flagship location and The Post Oak Poker room which is less than 11 miles away.

- Both of those rooms have been successful in attracting hundreds of players and growing their player base.

	FreeRolls	Mint Poker	Post Oak Poker Room
Daily Membership Fee	$30	$10	$25
Hourly Seat Rental	$0	$10	$15
Tournament Entry Fee	$0	$60 - $200	$80 - $150
FreeRoll Prize Pool	$1,000 - $25,000	X	X

FreeRolls Poker Club

The Exit Strategy for Investors

- The company will secure the first $800,000 via convertible notes at or Title 3 Crowdfunding Campaign.

- After the Title 3 concludes the company will file a REG A TIER 1 offering with the SEC to raise another $2.5 million to establish new clubs in Texas and/or acquire other clubs.

- Upon closing of the REG A offering, the company will file with FINRA to secure a ticker and symbol and begin the process of trading on the OTC QB at a stated price of $2.00 per share.

- Investors will be able to sell their shares of stock in the open market.

FreeRolls Poker Club

Use of Funds

Use	Cost
Legal and Accounting	$50,000
Build Out	$50,000
Lease Deposit & 1 Year Rent	$250,000
Tables Build Out	$30,000
Advertising and Software Systems	$15,000
Chips, Cards and RFID	$8,000
Signage	$5,000
Marketing	$60,000
Contingency Funds	$32,000
6 Month Operating Capital	$300,000
Total	$800,000

FreeRolls Poker Club
The Projections



FreeRolls Poker Club
Projections

Projected Profit & Loss

	2017	2018	2019
Revenue	$245,623	$1,777,070	$2,833,082
Direct Costs	$120,000	$480,000	$480,000
Gross Margin	$125,623	$1,297,070	$2,353,082
Gross Margin %	51%	73%	83%
Operating Expenses			
Salary	$71,000	$239,400	$251,370
Employee Related Expenses	$14,200	$47,880	$50,274
Rent	$45,000	$180,000	$180,000
Utilites	$22,500	$90,000	$90,000
Marketing	$16,500	$66,000	$66,000
Free Roll Tourneys	$120,000	$300,000	$300,000
Phone/ Internet	$6,000	$24,000	$24,000
Office Expenses	$3,000	$12,000	$12,000
Insurance	$4,500	$18,000	$18,000
Legal	$3,000	$3,000	$3,000
Security	$15,000	$60,000	$60,000
Total Operating Expenses	$320,700	$1,040,280	$1,054,644
Operating Income	($195,078)	$256,791	$1,298,438
Interest Incurred			
Depreciation and Amortization	$5,097	$18,167	$18,167
Income Taxes	$0	$0	$0
Total Expenses	$445,797	$1,538,447	$1,552,811
Net Profit	($200,175)	$238,624	$1,280,272
Net Profit/Sales	(81%)	13%	45%

